State of Delaware
Secretary of State
Division of Corporations
Delivered 03:07 PM 10/01/2018
FILED 03:07 PM 10/01/2018
SR 20186920510 - File Number 7081774

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
A STOCK CORPORATION

- **First:** The name of this Corporation is Aretanium Executive Group, Inc.

- **Second:** Its registered office in the State of Delaware is to be located at _____
251 Little Falls Drive _____ Street, in the City of Wilmington _____
County of New Castle _____ Zip Code 19808 _____ . The registered agent in
charge thereof is The Company Corporation

Third: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

- **Fourth:** The amount of the total stock of this corporation is authorized to issue is
____1,500_____ shares (number of authorized shares) with a par value of
$0.00 _____ per share.

- **Fifth:** The name and mailing address of the incorporator are as follows:
Name The Company Corporation _____
Mailing Address 251 Little Falls Drive _____
Wilmington, DE _____ Zip Code 19808 _____

- **I, The Undersigned,** for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this
28th _____ day of September _____ , A.D. 20 18 ____ .

The Company Corporation, Incorporator

BY: /s/ Annalisa Marconi Assistant Secretary
(Incorporator)

NAME: Annalisa Marconi _____
(type or print)

Delaware



The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "ARETANIUM EXECUTIVE GROUP, INC.", FILED IN THIS OFFICE ON THE TWENTY-FIFTH DAY OF JANUARY, A.D. 2024, AT 11:38 O`CLOCK A.M.



Jeffrey W. Bullock, Secretary of State

7081774 8100
SR# 20240237595

Authentication: 202679452
Date: 01-26-24

You may verify this certificate online at corp.delaware.gov/authver.shtml

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

ARETANIUM EXECUTIVE GROUP, INC.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Fourth" so that, as amended, said Article shall be and read as follows:

FOURTH: The amount of the total stock this corporation is authorized to issue is 7,000,000 with a par value of $0.001.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 25th day of January, 20 24.

By: /s/ Anthony E. Stewart

Title: Authorized Officer

Name: Anthony E. Stewart

Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:38 AM 01/25/2024
FILED 11:38 AM 01/25/2024
SR 20240237595 - File Number 7081774